United States securities and exchange commission logo





                            October 7, 2022

       David Allen
       Chief Financial Officer
       Iconic Brands, Inc.
       44 Seabro Avenue
       Amityville, NY 11701

                                                        Re: Iconic Brands, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed June 15, 2022
                                                            File No. 000-53162

       Dear David Allen:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Financial Statements
       Notes to Consolidated Financial Statements
       4. Acquisition of Toppop, page F-13

   1. We note from your disclosure you completed a business combination with TopPop in which you acquired all
of the issued and outstanding membership interests of TopPop in exchange for 26,009,600
shares of your common stock plus cash and promissory
                                                        notes. We also note
that you had 18,170,551 shares of common stock outstanding as of
                                                        June 30, 2021. In this
regard, it appears that TopPop obtained majority equity ownership in Iconic Brands at the
close of the transaction. Furthermore, we note that all of your management including
CEO and CFO changed on the date of the transaction. Please tell us if the owners and
management of TopPop obtained effective voting and operating control of the company
as a result of the transaction. If not, tell us why. If TopPop obtained control,
explain why you accounted for the transaction as an acquisition rather
 David Allen
Iconic Brands, Inc.
October 7, 2022
Page 2
         than a business combination accounted for as a reverse acquisition or as a reverse recapitalization and provide us with the authoritative guidance you relied upon in determining your accounting treatment. Refer to ASC 805-40. Please include the following in your response:
             Please provide further detail about the composition of management and the board of directors of the combined entity upon closing of the transaction.
             State whether Mr. Larry Romer and Mr. David Allen, the company   s
chief executive
              officer and chief financial officer, respectively, had any affiliation with TopPop prior to becoming employees of Iconic Brands in July 2021.
             For each of the board members, please tell us whether the individuals were appointed by TopPop as part of the transaction, or were representatives of TopPop prior to the transaction.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameDavid Allen                                  Sincerely,
Comapany NameIconic Brands, Inc.
                                                               Division of
Corporation Finance
October 7, 2022 Page 2                                         Office of
Manufacturing
FirstName LastName